LightInTheBox Holding Co., Ltd.

October 25, 2024

VIA EDGAR

Rucha Pandit

Dietrich King

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended March 31, 2023
Filed March 28, 2024
File No. 001-35942

Dear Pandit and King:

LightInTheBox Holding Co., Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 10, 2024, regarding its annual report on Form F-20 filed on March 28, 2024 (the “2023 Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Form 20-F for Fiscal Year Ended December 31, 2023

Conventions that Apply to this Annual Report on Form 20-F, page ii

1.	We note your response to prior comment 2 and reissue it. Please revise the summary risk factor to explicitly state that rules and regulations in China can change quickly with little advance notice.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on September 25, 2024, on page 3 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 3 under the section of “Summary of Risk Factors”:

●	Changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China can change quickly with little advance notice ~~are subject to changes by the relevant authorities~~. Rules and regulations in China are subject to changes by the relevant authorities. Sometimes such authorities will publish draft of the revisions to existing rules and regulations for public comments and consultation before enacting such revisions. But such consultations are done on case-by-case basis and we otherwise lack public channels to learn the extents of the revisions beforehand, in which case we might have limited time to ensure timely compliance upon the enactment of such revisions. All of the above factors could adversely affect us. For details, see “Risk Factors— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in mainland China could materially and adversely affect us.” of this annual report on page 16.

2.	We note your response to prior comment 1 and reissue it in part. Please revise your proposed disclosure to affirmatively state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comment 1 submitted on August 20, 2024, on page 3 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 3:

An investment in our capital stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face. ~~The operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in mainland China,~~ The legal and operational risks associated with having operations in mainland China also apply to our presence in Hong Kong. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong ~~and Macau which operate under different sets of laws from mainland China~~. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. ~~the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong and Macau, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong and Macau in the future.~~ These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors”.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions, please do not hesitate to contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503. If you have any further comments, we would appreciate it if you would forward them by electronic mail to us at yeyuanjun@lightinthebox.com and our legal counsel at wangyu@hankunlaw.com or by phone.

Very truly yours,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc:	Yu Wang, Esq.
Han Kun Law Offices LLP